UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 28, 2016**



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On July 28, 2016, Meredith Corporation issued a news release reporting earnings for the fourth fiscal quarter and year ended June 30, 2016. The related conference call script is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

   (d) Exhibits

   99   Conference call script of conversation with analysts on July 28, 2016, concerning news release of the same date which reported earnings for the fourth fiscal quarter and year ended June 30, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: July 28, 2016

INDEX TO EXHIBITS

Exhibit Number	Item
99	Conference call script of conversation with analysts on July 28, 2016, concerning news release of the same date which reported earnings for the fourth fiscal quarter and year ended June 30, 2016.

Exhibit 99



MEREDITH CORP.
FISCAL 2016 FOURTH QUARTER
INVESTOR CONFERENCE CALL

<u>Mike Lovell:</u>

Good morning and thanks everyone for joining us. Our call this morning will begin with comments from Chairman and Chief Executive Officer Steve Lacy and Chief Financial Officer Joe Ceryanec. Then we'll turn the call over to questions. Also on the line this morning as usual are Local Media Group President Paul Karpowicz and National Media Group President Tom Harty.

An archive of today's discussion will be available later today on our investor website, and a transcript will follow. Our remarks today include forward-looking statements, and actual results may differ from forecasts. Some of the reasons why are described at the end of our news release that was issued earlier this morning, and in some of our SEC filings. With that, Steve will begin the presentation.

<u>Steve Lacy:</u>

Thank you very much, Mike, and good morning everyone. I hope you have had the opportunity to see our news release issued earlier today detailing our fiscal 2016 results.

I am pleased to report very strong performance. In fiscal 2016, we generated record revenues of $1.65 billion, and that's a 3 percent increase over fiscal 2015 results. Fiscal 2016 GAAP earnings per share were $0.75, which includes special items that Joe Ceryanec, our CFO, will discuss in a moment.

Excluding these special items, we delivered earnings per share of $3.30, matching fiscal 2015 results - even though we recorded $31 million - or $0.42 per share - less of incremental, high-margin political advertising revenues in fiscal 2016.

The properties we've added to our portfolio over the last two fiscal years - including the Shape and Martha Stewart brands and television stations in Phoenix, St. Louis and Mobile - are fully integrated and delivering their expected results.

As I look back at fiscal 2016, several key accomplishments stand out:

- **First, we expanded our audience across media platforms and increased our reach to Millennial women:**

    — Readership across our magazine portfolio grew to a record 127 million, according to the Spring 2016 GfK Mediamark Research & Intelligence Report.

    — In addition, traffic to our digital sites increased to more than 80 million monthly unique visitors.

    — Our reach to U.S. Millennial women grew nearly 10 percentage points to 72 percent of American female Millennials.

    — Meredith's multi-channel reach among American women hit an all-time high of 102 million. Additionally, our database has now grown to 125 million American consumers.

— In our television portfolio, nine of our stations were ranked No. 1 or No. 2 in late news, and eight were ranked No. 1 or No. 2 in morning news, according to the May 2016 rating book compiled by Nielsen.

— These audience metrics are followed closely by our advertising clients, who use them to inform advertising rates and, of course, their return on advertising investment across our brands.

- **Secondarily, we generated advertising growth in all of Meredith's major business activities.** National Media Group magazine advertising revenues grew in the mid-single digit range, and digital advertising was up in the mid-teens. In our Local Media Group, non-political advertising revenues increased in the mid-single digit range, and digital advertising was up in the mid-teens.

- **Third, we grew our businesses that are not dependent on traditional advertising.** Our brand licensing activities delivered record performance in fiscal 2016 and we are now ranked No. 2 in the world, behind licensing giant Disney, according to *License!Global* magazine. In addition, our Local Media Group delivered growth in retransmission consent fees and contribution by renewing agreements with pay television providers.

- **Finally, we continued to execute against our Total Shareholder Return strategy.** We grew our dividend for the 23rd-straight year, increasing it in February by 8 percent to $1.98 per share on an annualized basis. As a reminder, we've paid an annual dividend for 69 straight years, and it's currently yielding about 3.5 percent. In addition, due to our continued strong cash flow, we also strengthened our balance sheet by paying down $100 million in debt.

As we look ahead to fiscal 2017, we expect to generate record earnings per share, ranging from $3.50 to $3.80 per share, driven by a robust political advertising cycle, higher retransmission revenues and strong digital advertising revenue growth across the Company.

In our Local Media Group, our strategic priorities include:

1. Continuing to strengthen our local programming, and monetizing these audience gains through increased advertising revenue.

2. Secondarily, maximizing our opportunity for political advertising. We generated a record $44 million of political advertising in our fiscal 2015. While still early in the campaign cycle, we anticipate delivering $40 to $50 million in fiscal 2017.

3. Third, monetizing our fast-growing local media digital platforms. We're doing this by adding more video and focusing on monetizing our mobile traffic, which grew nearly 40 percent in fiscal 2016. We've tripled the digital ad revenues in our Local Media Group over the last six years, and believe we have room for continued strong growth in the future.

4. Finally, renegotiating retransmission agreements with cable, satellite and telecom providers. About 40 percent of our subscribers are up for renewal in fiscal 2017. Since most of our major network affiliation agreement renewals come up in the next year, we expect to continue to have higher retransmission contribution and margins during this interim period.

Turning to our National Media Group, our strategic priorities include:

1. Ensuring that our content remains relevant and we grow our reach with the important Millennial generation. We now reach nearly 75 percent of U.S. Millennial women. The good news for Meredith is that many of these women are getting married, starting families and buying their first homes, which is right in our wheelhouse.

2. Second, growing total advertising revenues and increasing our share of market. In print, our share among our competitive magazine set is at an <u>all-time high </u>of 41 percent. Our digital strategy focuses on delivering premium branded content; accumulating rich and differentiated first party data; and using ad technology to put the right message in front of the right consumer at the right time.

3. Third, we are focused on generating more profit from consumers. Our major magazine circulation opportunity comes from efforts to transition our 30 million subscriber base to a digital auto-renewal business model, which is nearly twice as profitable as traditional direct mail based subscription sales. Today, about 15 percent of our new subscription orders are auto-renewal, so the potential benefit is in the future is significant.

4. Finally, growing non-advertising sources of revenue, including brand licensing. This business is anchored by our relationship with Walmart where we have more than 3,000 Better Homes and Gardens-branded SKUs available at 4,000 Walmart stores nationwide and, of course, at Walmart.com. We are expanding this program outside of the United States, launching in Mexico and China.

Additionally, we have a Better Homes and Gardens-branded real estate program with Realogy that continues to expand. It now includes more than 250 real estate offices across the United States and Canada and more than 10,000 agents. Finally, we continue to launch new partnerships, including the Allrecipes cookware collection; an EatingWell frozen food line; and a line of women's fitness apparel that will be carrying our Shape brand.

Now I'll turn the discussion over to Joe Ceryanec, our Chief Financial Officer, for more details on our fiscal 2016 performance and our fiscal 2017 forward-looking outlook.

OPERATING DISCUSSION

<u>Joe:</u>

Thanks Steve and good morning, I'll begin with some additional color on the special items we took in the fourth quarter of fiscal 2016.

- The majority of the charge is an impairment of goodwill and intangible assets related to acquisitions that we made primarily between 2002 and 2008, before the recession began.

- Approximately 70 percent of the charge is goodwill related to Meredith Xcelerated Marketing business and it is tied to businesses acquired in the 2006-2008 time frame.

- The remainder is primarily related to the American Baby trademark which we acquired in 2002 and we phased out this spring following its combination with Fit Pregnancy to create a new brand called Fit Pregnancy and Baby.

- As stated in our press release earlier this morning, these special items are non-cash charges to earnings; they do not affect our liquidity, our cash flows from operating activities or our debt covenants; and they will not have an impact on our future operations.

Now let's look at our operating group performance, starting with our Local Media Group.

LOCAL MEDIA GROUP OPERATING DISCUSSION

We are pleased to report Fiscal 2016 revenue growth of 3 percent in the Local Media Group. As you recall, our year-ago performance included a record $44 million of political advertising, and it's not often that we're able to generate year-over-year revenue growth in a non-political year. We delivered growth in both retransmission and non-political-related revenues. We were also able to deliver $13 million of political advertising, which is a record high for a non-political year, led by our stations in Las Vegas, St. Louis and Hartford.

Fiscal 2016 operating profit was $158 million, compared to $163 million last year. Excluding special items in both years, operating profit was $159 million compared to $169 million in fiscal 2015.

Non-political advertising revenues grew 5 percent to $374 million. Performance was led by the full year of operations of WALA in Mobile-Pensacola and WGGB in Springfield, Mass., along with strong results from our existing stations in Atlanta, St. Louis and Kansas City.

From a category standpoint, automotive, furnishings and gaming were particularly strong. Digital advertising revenues at our stations were up nearly 15 percent, driven by a series of growth strategies that we started during the year to strengthen ad rates across the group's digital business.

Other revenues and expenses both increased during the fiscal year, due primarily to growth in retransmission-related revenues that we get from the MVPDs, and higher programming fees paid to the networks.

NATIONAL MEDIA GROUP OPERATING DISCUSSION

Now turning to our National Media Group, fiscal 2016 revenues increased 4 percent to $1.1 billion. Our GAAP results reflect a loss due to the impairment charges. Excluding these special items, operating profit grew 10 percent. Performance was driven by three primary business activities: Advertising; Circulation; and Brand Licensing.

- Total advertising grew 6 percent. Print advertising was up 3 percent, and digital advertising was up more than 15 percent. Results were boosted by the full year of operations of the recently acquired Shape and Martha Stewart brands; strong performance by our Allrecipes and EatingWell brands; and contributions from native and engagement-based ad platform Selectable Media. From a category standpoint, prescription drugs, household supplies and food were particularly strong.

- Circulation revenues increased 5 percent. Again, growth was led by Martha Stewart and Shape, as well as strong performance by EatingWell and Allrecipes - which both benefitted from recent rate base increases.

- Brand licensing revenues continued to grow, led by continued strong sales of more than 3,000 SKUs of Better Homes and Gardens licensed products at more than 4,000 Walmart stores nationwide and at walmart.com.

Now as we look at Companywide financial highlights:

- Cash flow from operations grew 18 percent to $227 million.

- Since June 30, 2015, we reduced our debt balance by $100 million, and our debt-to-EBITDA ratio as defined in our credit agreements was 2.3 to 1 for the trailing 12 months, down from our peak of 2.9 times at December 31, 2014.

- Importantly, we continued to successfully execute our Total Shareholder Return strategy. We increased our dividend by 8.2 percent in February, which was our 23rd straight year of dividend increases, and we are excited at the prospect of becoming a Dividend Aristocrat, which is a company that has achieved 25 straight years of dividend increases.

OUTLOOK

Now let's turn to our outlook. As Steve said earlier, we expect full year fiscal 2017 earnings per share to range from $3.50 to $3.80. This includes an expected range of $40 to $50 million of political advertising at our television stations, with roughly two-thirds being booked in the second fiscal quarter.

Looking more closely at the first quarter of fiscal 2017 compared to the prior-year period, we expect:

- Total Company revenues to be up mid-single digits.

- Total Local Media Group revenues to be up approximately 20 percent with about one-third of total fiscal 2017 political advertising revenues are expected to be recorded in the first fiscal quarter.

- Total National Media Group revenues to be down low-single digits.

As a result, we expect fiscal 2017 first-quarter earnings per share to range from $0.70 to $0.75, compared to $0.24, or $0.52 before special items, recorded in the prior-year first quarter.

With that, I'll now turn it back to Steve for the close and then we will open it up for questions.

CONCLUSION

Steve:

Thank you very much, Joe. Let me close with our compelling investment thesis. The diverse businesses that Meredith owns and operates produce consistently very strong free cash flow, driven by:

(1) A great group of television stations in large and fast-growing markets.

(2) Trusted national brands with an unrivaled reach to American women, particularly adult Millennials.

(3) A profitable and growing digital business.

(4) A vibrant and growing licensing business based on our very strong National Media brands; and

(5) A strong and proven management team with a very successful record of generating strong free cash flow and growing shareholder value.

With that, we'd be happy to answer any questions you may have.